Exhibit (a)(5)(c)

GSK #News for #investors and #media: We have entered an agreement to acquire clinical-stage precision oncolgy company Nuvalent, Inc., bringing in multiple lung cancer assets to our existing oncolgy portfolio. Find out more: gsk.to/4ooHOjy Oncology news